SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment ___)*

Tortoise Total Return Fund, LLC
(Name of Issuer)

Limited Liability Company Interests
(Title of Class of Securities)

n/a
(CUSIP Number)

September 2, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

1	NAME OF REPORTING PERSON BUCKNELL UNIVERSITY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X] (See Instructions)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,274.1485
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,274.1485
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,274.1485
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES(See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

Page 3 of 5 Pages
Item 1(a)	Name of Issuer:

Tortoise Total Return Fund, LLC

Item 1(b)	Address of Issuer's Principal Executive Offices:

11550 Ash Street, Suite 300, Leawood, KS 66211

Item 2(a)	Name of Persons Filing:

This 13G is being filed by Bucknell University, a private university located in Lewisburg, Pennsylvania.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address is Bucknell University, 209 Marts Hall, Lewisburg, PA 17837.

Item 2(c)	Citizenship:

Bucknell University is incorporated in the state of Pennsylvania.

Item 2(d)	Title of Class of Securities:

Limited Liability Company Interests

Item 2(e)	CUSIP Number:

Not applicable

Item 3	The Reporting Person is:

An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)

Item 4	Ownership:

Page 4 of 5 Pages
(a) Amount beneficially owned: 6,274.1485

(b) Percent of class: 19.8%

(c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote: 6,274.1485

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 6,274.1485

     (iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2009

Bucknell University

By:	/s/ Christopher D. Brown
Name:	Christopher D. Brown
Title:	Chief Investment Officer